SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
02/15/13


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein, Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,271,437

8. SHARED VOTING POWER
41,000

9. SOLE DISPOSITIVE POWER
1,312,437
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,312,437

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
33.07%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #14 to the schedule 13d filed January 13, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby modified to include the following updated information:

This statement is filed on behalf of Bulldog Investors, as defined below; Brooklyn Capital Management, LLC, Park 80 West, Plaza Two, Saddle Brook,
NJ 07663, a Delaware limited liability company and registered investment adviser; Phillip Goldstein, 60 Heritage Drive Pleasantville, NY 10570, a principal of Bulldog Investors and member of Brooklyn Capital Management; Andrew Dakos, Park 80 West, Plaza Two, Saddle Brook, NJ 07663, a principal of Bulldog Investors and member of Brooklyn Capital Management; and Steven Samuels, Park 80 West, Plaza Two, Saddle Brook, NJ 07663, a principal of Bulldog Investors and member of Brooklyn Capital Management.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on September 7, 2011 there were 3,968,124 shares of common stock outstanding as of 06/30/2011. The percentages set forth herein were derived using such number.

Phillip Goldstein, Andrew Dakos and Steven Samuels own Brooklyn Capital Management, LLC (BCM), a registered investment advisor. As of February 15, 2013, BCM is deemed to be the beneficial owner of 1,312,437 shares of DHFT (representing 33.07% of DHFT's outstanding shares) solely by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 1,312,437 shares of DHFT include 844,238 shares (representing 21.28% of DHFT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors). Bulldog Investors may be deemed to constitute a group. All other shares included in the aforementioned 1,312,437 shares of DHFT beneficially owned by BCM (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of BCM who are not members of any group. The total number of these "non-group" shares is 468,199 shares (representing 11.79% of DHFT's outstanding shares).


c) Since the last filing on 1/17/13 the following shares were purchased:

Date:		        Shares:		Price:
01/17/13		13,706		12.0908
01/18/13		11,377		12.1040
01/22/13		1,500		12.2753
01/23/13		1,385		12.1609
01/24/13		10,076		12.2946
01/25/13		13,600		12.3863
01/29/13		4,481		12.3834
01/30/13		6,000		12.4751
01/30/13		3,746		12.5071
01/31/13		3,400		12.4943
02/01/13		1,425		12.5819
02/05/13		100		12.6500
02/06/13		300		12.6867
02/07/13		4,100		12.6944
02/11/13		315		12.7063
02/14/13		14,600		12.9420
02/15/13		4,174		12.9750







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A - Agreement to Make Joint Filing


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/19/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 19th day of February, 2013, by and among Brooklyn Capital Management, LLC, Phillip Goldstein, Andrew Dakos, Steven Samuels, Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Partners, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Diamond Hill Financial Trends Fund Inc. (DHFT), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of DHFT;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By: /s/ Phillip Goldstein	  By: /s/ Andrew Dakos
	Phillip Goldstein	  Andrew Dakos


	                          OPPORTUNITY PARTNERS, LP

By: /s/ Steven Samuels	          By: /s/ Phillip Goldstein
	Steven Samuels	          Phillip Goldstein,
				  Manager of the GP

CALAPASAS WEST PARTNERS, LP	  FULL VALUE SPECIAL SITUATIONS FUND, LP

By: /s/ Phillip Goldstein	  By: /s/ Phillip Goldstein
	Phillip Goldstein,              Phillip Goldstein,
        Manager of the GP	        Manager of the GP


FULL VALUE OFFSHORE PARTNERS, LP  FULL VALUE PARTNERS, LP

By: /s/ Phillip Goldstein	  By: /s/ Phillip Goldstein
	Phillip Goldstein,   		Phillip Goldstein,
        Manager of the GP	        Manager of the GP


OPPORTUNITY INCOME PLUS, LP	  MCM OPPORTUNITY PARTNERS LP

By: /s/ Phillip Goldstein	  By: /s/ Phillip Goldstein
	Phillip Goldstein, 	  Phillip Goldstein,
        Manager of the GP	  Manager of the GP